# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlossomHill Therapeutics, Inc., CIK 0001839970
CUSIP: 095130100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10255 Science Center Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 08/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930149

## Reporting persons
- Vivo Innovation Fund II Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,681,240; shared voting power 0; sole dispositive power 1,681,240; shared dispositive power 0; aggregate amount beneficially owned 1,681,240 (5.5% of the class)
  Comment: The number represents shares of common stock, par value $0.0001 per share (the "Common Stock") of BlossomHill Therapeutics, Inc. (the "Issuer"), which are held of record by Vivo Innovation Fund II Holdings, L.P. Vivo Innovation II, LLC is the general partner of Vivo Innovation Fund II Holdings, L.P.
  
  The percent is based on 30,643,660 shares of the Issuer's Common Stock outstanding (excluding the full exercise of the underwriters' over-allotment option) after the completion of the initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission (the "SEC") on August 7, 2026, pursuant to Rule 424(b)(4), which forms part of the Issuer's Registration Statement on Form S-1 (File No. 333-297512).
- Vivo Innovation II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,681,240; shared voting power 0; sole dispositive power 1,681,240; shared dispositive power 0; aggregate amount beneficially owned 1,681,240 (5.5% of the class)
  Comment: The number represents shares of Common Stock of the Issuer, which are held of record by Vivo Innovation Fund II Holdings, L.P. Vivo Innovation II, LLC is the general partner of Vivo Innovation Fund II Holdings, L.P.
  
  The percent is based on 30,643,660 shares of the Issuer's Common Stock outstanding (excluding the full exercise of the underwriters' over-allotment option) after the completion of the initial public offering, as reported in the Issuer's prospectus filed with the SEC on August 7, 2026, pursuant to Rule 424(b)(4), which forms part of the Issuer's Registration Statement on Form S-1 (File No. 333-297512).

## Item 1. Issuer
Name of issuer: BlossomHill Therapeutics, Inc.
Address of issuer's principal executive offices: 10255 Science Center Drive, Suite 200, San Diego, California 92121

## Item 2. Person Filing
Name of person filing: Vivo Innovation Fund II Holdings, L.P. and its General Partner Vivo Innovation II, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Innovation Fund II Holdings, L.P. is a Delaware limited partnership.

Vivo Innovation II, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,681,240 shares of the Issuer's Common Stock are held of record by Vivo Innovation Fund II Holdings, L.P. Vivo Innovation II, LLC is the general partner of Vivo Innovation Fund II Holdings, L.P.
Percent of class:
Vivo Innovation Fund II Holdings, L.P.: 5.5%
Vivo Innovation II, LLC: 5.5%
Sole power to vote or to direct the vote:
Vivo Innovation Fund II Holdings, L.P.: 1,681,240 shares
Vivo Innovation II, LLC: 1,681,240 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Innovation Fund II Holdings, L.P.: 1,681,240 shares
Vivo Innovation II, LLC: 1,681,240 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Statement

## Signatures
- Vivo Innovation Fund II Holdings, L.P.: /s/ Gaurav Aggarwal, Gaurav Aggarwal/Managing Member of Vivo Innovation II, LLC, General Partner (08/17/2026)
- Vivo Innovation II, LLC: /s/ Gaurav Aggarwal, Gaurav Aggarwal/Managing Member (08/17/2026)